Exhibit 99.3

Execution Version

NINTH SUPPLEMENTAL INDENTURE

This NINTH SUPPLEMENTAL INDENTURE, dated as of April 12, 2023 (this “Supplemental Indenture”), is made and entered into by Amryt Pharmaceuticals, Inc. (f/k/a Aegerion Pharmaceuticals, Inc.), a Delaware corporation (the “Company”), Amryt Pharma plc (f/k/a Amryt Pharma Holdings plc), a company incorporated in England and Wales with company number 12107859 (the “Parent”), the other guarantors party hereto (together with the Parent, the “Guarantors”),  Chiesi Farmaceutici S.P.A., an Italian società per azioni (“Purchaser”), and GLAS Trust Company LLC, a limited liability company organized and existing under the laws of the State of New Hampshire, as trustee (in such capacity, the “Trustee”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Indenture referred to below.

RECITALS

WHEREAS, the Company and the Guarantors party thereto have heretofore executed and delivered to the Trustee an indenture, dated as of September 24, 2019 (as supplemented by the First Supplemental Indenture thereto, dated as of October 24, 2019, by the Second Supplemental Indenture thereto, dated as of November 22, 2019, by the Third Supplemental Indenture thereto, dated as of November 22, 2019, by the Fourth Supplemental Indenture thereto, dated as of November 22, 2019, by the Fifth Supplemental Indenture thereto, dated as of November 22, 2019, by the Sixth Supplemental Indenture thereto, dated as of November 27, 2019, by the Seventh Supplemental Indenture thereto, dated as of November 27, 2019, and by the Eighth Supplemental Indenture thereto, dated as of March 20, 2020, and as may be further supplemented or otherwise modified from time to time, the “Indenture”), pursuant to which the Company issued its 5.00% Convertible Senior Notes due 2025 (the “Notes”) in the original aggregate principal amount of $125,000,000.

   WHEREAS, the Parent has entered into that certain Transaction Agreement, dated as of January 8, 2023, with Purchaser, as amended, supplemented or otherwise modified from time to time (“Transaction Agreement”);

WHEREAS, pursuant to the terms of the Transaction Agreement, Purchaser will acquire all issued and to be issued share capital of Parent pursuant to a scheme of arrangement (the “Scheme of Arrangement”) under Part 26 of the United Kingdom Companies Act 2006 (the “Transaction”), with Parent thereafter becoming a wholly owned subsidiary of Purchaser;

WHEREAS, the Transaction constitutes an Ordinary Share Change Event, including a Fundamental Change and a Make-Whole Fundamental Change, under the Indenture;

WHEREAS, Section 5.09 of the Indenture provides that in connection with an Ordinary Share Change Event, the Company or the successor and purchasing Person shall execute with the Trustee a supplemental indenture permitted under Section 8.01(F) thereof providing that, at and after the effective time of such Ordinary Share Change Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property (or any combination thereof) that a holder of Ordinary Shares would be entitled to receive on account of such Ordinary Share Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property) (the “Reference Property”) upon such Ordinary Share Change Event;

WHEREAS, in connection with the Transaction, at the effective time of the Scheme of Arrangement, each outstanding Ordinary Share (other than the Excluded Shares (as defined in the Scheme of Arrangement)) shall be converted into the right to receive (a) an amount equal to $2.90 in cash, without interest, and (b) contingent value rights consisting of (i) one Milestone 1 CVR and (ii) one Milestone 2 CVR (as each such term is defined in the CVR Agreement referred to below), which shall represent the right to receive contingent payments in cash up to $0.20 for each Milestone 1 CVR and $0.30 for each Milestone 2 CVR (in each case, net of applicable withholding taxes and without interest) if the specified milestones are achieved, pursuant to and in accordance with the terms of the Transaction Agreement, the Scheme of Arrangement and the Contingent Value Right Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “CVR Agreement”), by and between Purchaser, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”);

WHEREAS, Section 8.01 of the Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture to, among other things, (i) irrevocably elect to eliminate one or more of the Settlement Methods, (ii) in connection with any Ordinary Share Change Event, provide that the Notes are convertible into Reference Property, subject to the provisions of Section 5.09 of the Indenture, and make such related changes to the terms of the Notes to the extent expressly required by Section 5.09 of the Indenture, and (iii) make any change that does not adversely affect the rights of any Holder in any material respect;

WHEREAS, Section 5.09(A) of the Indenture provides that, to the extent that Reference Property includes shares of stock or other securities or assets of a Person other than the Successor Person, then such other Person will also execute such supplemental indenture and such supplemental indenture will contain such additional provisions the Company reasonably determines are appropriate to preserve the economic interests of the Holders;

WHEREAS, in accordance with Section 5.09(A) of the Indenture, Purchaser is a party to this Supplemental Indenture;

WHEREAS, in connection with the execution and delivery of this Supplemental Indenture, the Trustee has received an Officer’s Certificate and an Opinion of Counsel as contemplated by the Indenture; and

WHEREAS, the Company and the Guarantors have requested that the Trustee execute and deliver this Supplemental Indenture and have satisfied all requirements necessary to make this Supplemental Indenture a valid instrument in accordance with its terms.

WITNESSETH:

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree, subject to the terms and conditions hereinafter set forth, as follows for the benefit of the Trustee and the Holders of the Notes:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions in the Supplemental Indenture. Unless otherwise specified herein or the context otherwise requires:

(a)         a term defined in the Indenture has the same meaning when used in this Supplemental Indenture unless the definition of such term is amended or supplemented pursuant to this Supplemental Indenture;

(b)          the terms defined in this Article and in this Supplemental Indenture include the plural as well as the singular; and

(c)          unless otherwise stated, a reference to a Section or Article is to a Section or Article of this Supplemental Indenture.

ARTICLE 2

EFFECT OF TRANSACTION ON CONVERSION

Section 2.01 Settlement Election. In accordance with Section 8.01(G) of the Indenture, the Company hereby irrevocably elects to eliminate Cash Settlement and Combination Settlement, and the Conversion Consideration shall be satisfied solely by Physical Settlement.

Section 2.02. Conversion Right. In accordance with and subject to Section 5.09(A)(1) of the Indenture, from and after the Effective Time (as defined in the Transaction Agreement) of the Scheme of Arrangement (after giving effect to any adjustments as a result of the related Make-Whole Fundamental Change pursuant to the Indenture), which Effective Time is deemed to have occurred at the time of effectiveness of this Supplemental Indenture pursuant to Section 3.07 hereof,

(a)         the Conversion Consideration due upon conversion of any $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the number of Reference Property Units that a holder of a number of Ordinary Shares equal to the Conversion Rate in effect on the applicable Conversion Date would be entitled to receive; and

(b)          a “Reference Property Unit” shall mean

(i)          an amount equal to $2.90 in cash (net of applicable withholding taxes and without interest), plus

(ii)         (A) if prior to the occurrence of the Milestone 1 Payment, Milestone 2 Payment and each applicable Milestone Deadline Date (each as defined in the CVR Agreement), one Milestone 1 CVR and one Milestone 2 CVR, (B) after the occurrence of the Milestone 1 Payment and on or prior to the occurrence of the Milestone 2 Payment or the Milestone Deadline Date, one Milestone 1 Payment in cash and one Milestone 2 CVR, or (C) after the occurrence of each Milestone Payment (as defined in the CVR Agreement) on or prior to the applicable Milestone Deadline Date, one Milestone 1 Payment and one Milestone 2 Payment in cash, in each case of this clause (ii), net of any applicable withholding taxes and without interest and otherwise in accordance with the terms of the CVR Agreement (it being understood that the intention of this clause (ii) is to replicate the consideration a holder of an Ordinary Share would have been entitled to receive under the CVR Agreement if such holder held such Ordinary Share through the applicable Conversion Date).

Section 2.03. Successor Person.  Pursuant to Section 5.09(A) of the Indenture, the Purchaser has entered into this Supplemental Indenture and is hereby subject to the terms, conditions, and obligations hereunder.

Section 2.04. Calculations; Determinations.  Without limiting Section 12.12 of the Indenture, the Company will be responsible for making all calculations called for under the Indenture, this Supplemental Indenture or the Notes, including determinations of the Conversion Consideration, the Last Reported Sale Price, the Daily Conversion Value, the Daily Cash Amount, the Daily Share Amount, the Daily VWAP, accrued interest on the Notes and the Conversion Rate and, in any event, neither the Trustee nor any Conversion Agent shall have any responsibility therefor. The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of its calculations to the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent may rely conclusively on the accuracy of the Company’s calculations without independent verification. The Trustee will promptly forward a copy of each such schedule to a Holder upon its written request therefor at the sole cost and expense of the Company.

ARTICLE 3

MISCELLANEOUS

Section 3.01 Provisions Binding on Company’s Successors. All agreements of the Company, the Purchaser and the Guarantors in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

Section 3.02 Official Acts by Successor Corporation. Any act or proceeding by any provision of the Indenture authorized or required to be done or performed by any board, committee or Officer of the Company, the Purchaser or Guarantors shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company, the Purchaser and Guarantors.

Section 3.03 Governing Law; Jurisdiction. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.04 Execution in Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 3.05 Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.06 Ratification of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture.  This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

Section 3.07 Effectiveness. This Supplemental Indenture shall become effective upon execution and delivery of each party’s signature page hereto, including by way of release from escrow thereof by (or on behalf of) such applicable party.

Section 3.08 Trustee’s Disclaimer. The Trustee accepts the amendments of the Indenture effected by this Supplemental Indenture, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, the Purchaser or any Guarantor, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company, the Purchaser or any Guarantor by action or otherwise, (iii) the due execution hereof by the Company, the Purchaser or any Guarantor, (iv) the consequences of any amendment herein provided for or (v) any calculations called for under the Indenture, this Supplemental Indenture or the Notes, and the Trustee makes no representation with respect to any such matters.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

COMPANY:

AMRYT PHARMACEUTICALS, INC.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

PARENT AND A GUARANTOR:

AMRYT PHARMA PLC

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

GUARANTORS:

AMRYT PHARMA HOLDINGS LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

[Signature Page to Ninth Supplemental Indenture]

AMRYT PHARMA (UK) LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT PHARMACEUTICALS DAC

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT RESEARCH LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT GENETICS LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT LIPIDOLOGY LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT ENDOCRINOLOGY LIMITED

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS SPAIN, S.L.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

[Signature Page to Ninth Supplemental Indenture]

AEGERION PHARMACEUTICALS S.R.L.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS K.K.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION BRASIL COMÉRCIO E IMPORTAÇÃO DE MEDICAMENTOS LTDA

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS SARL

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AEGERION PHARMACEUTICALS (CANADA) LTD.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

AMRYT GMBH

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

[Signature Page to Ninth Supplemental Indenture]

AEGERION INTERNATIONAL LTD.

By:	/s/ Rory Nealon
Name: Rory Nealon
Title: Authorised Signatory

[Signature Page to Ninth Supplemental Indenture]

PURCHASER:

CHIESI FARMACEUTICI S.P.A.

By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: Director

[Signature Page to Ninth Supplemental Indenture]

TRUSTEE:

GLAS TRUST COMPANY LLC

By:	Katie Fischer
Name: Katie Fischer
Title: Vice President

[Signature Page to Ninth Supplemental Indenture]